Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
RREEF Property Trust, Inc.:

We consent to the use of our report dated March 23, 2016, with respect to the consolidated balance sheets of RREEF Property Trust, Inc. and subsidiaries as of December 31, 2015 and 2014, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule III, real estate and accumulated depreciation, included in Supplement No. 4 to the prospectus relating to this registration statement and to the reference to our firm under the heading “Experts” therein.

/s/ KPMG LLP
KPMG LLP
Dallas, Texas
March 28, 2016